SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2002

WILLIS GROUP HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Ten Trinity Square
London EC3P 3AX, England
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

Form 20-F [x]       Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]       No [x]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .)

Contact:
		Investors:	Kerry K. Calaiaro
+1 212 837-0880
Email: calaiaro_ke@willis.com
News Release
		Media:	Nicholas Jones
+44 20 7488-8190
Email: jonesnr@willis.com

Dan Prince
+1 212 837-0806
Email: prince_da@willis.com

WILLIS GROUP VOLUNTARILY CERTIFIES SEC FILINGS

London, U.K., August 14, 2002 – Willis Group Holdings Limited (NYSE: WSH), the global insurance broker, today announced that Joe Plumeri, Chairman and CEO, and Tom Colraine, Chief Financial Officer, have voluntarily certified the company’s Form 20-F for 2001 and Form 6-K reports for the first and second quarters of 2002 as filed with the US Securities and Exchange Commission (SEC).

Amid recent, widespread concerns about companies’ accounting practices, Willis is taking this step to assure the investment community, clients and associates of the integrity of its reported financial results.

“Investor confidence has been severely shaken and CEOs and CFOs have an obligation to shareholders and their employees that transcends a narrow reading of these statutory requirements,” Plumeri said. “We are entrusted with people’s livelihoods and their savings; we must, at all times, conduct ourselves with the highest ethical standards. If top managers do not have the confidence to stand behind their numbers, how can they expect others to believe in their personal integrity and invest in the company?”

Plumeri has previously stated publicly that he will never sell a single share of Willis stock while employed by the company. As he noted at the time, “It would be hypocritical of me to sell the stock when I am advocating that others buy it.” Mr. Plumeri’s record during his 34-year business career reflects this position. Plumeri has also expressed his belief that top executives at publicly traded firms, including chief executives, should be prohibited from selling shares in their own companies while they run those firms.

A link to the certifications as filed will be posted on the Investor Relations section of the company’s web site (www.willis.com) on Thursday, August 15.

Willis Group Holdings is a leading global insurance broker, developing and delivering professional insurance, reinsurance, risk management, financial and human resource consulting and actuarial services to corporations, public entities and institutions around the world. With over 300 offices world-wide, Willis’ global team of 13,000 associates serves clients in 180 countries. Willis has particular expertise in serving the needs of clients in such major industries as construction, aerospace, marine and energy. In June 2001, Willis returned to public ownership and is listed on the New York Stock Exchange. Additional information on Willis may be found on its web site www.willis.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIS GROUP HOLDINGS LIMITED

By:	/s/ Mary E. Caiazzo Mary E. Caiazzo Assistant General Counsel

Date: August 14, 2002